UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 000-28508

Flamel Technologies S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Index

FLAMEL TECHNOLOGIES S.A.

Page

Part I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

a) Condensed Consolidated Statement of Operations for the Three months ended September 30, 2012 and 2013	3

b) Condensed Consolidated Statement of Operations for the Nine months ended September 30, 2012 and 2013	4

c) Consolidated Statement of Comprehensive Income for the Nine months ended September 30, 2013	5

d) Condensed Consolidated Balance Sheet as of December 31, 2012 and September 30, 2013	6

e) Condensed Consolidated Statement of Cash Flows for the Nine months ended September 30, 2013	7

f) Consolidated Statement of Shareholders’ Equity for the Nine months ended September 30, 2013	8

f) Notes to Condensed Consolidated Financial Statements	9

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	17

PART II – OTHER INFORMATION

Item 1. Legal Proceedings	22

2

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Operations

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	Three months ended September 30,
	2012	2013
Revenue:
License and research revenue	$1,710	$1,192
Product sales and services	2,063	2,501
Other revenues	1,625	1,891
Total revenue	5,398	5,583
Costs and expenses:
Cost of goods and services sold	(1,500)	(1,736)
Research and development	(6,246)	(6,680)
Selling, general and administrative	(3,107)	(2,925)
Fair value remeasurement of acquisition liabilities	(1,060)	(1,043)

Total	(11,913)	(12,384)

Profit (loss) from operations	(6,515)	(6,800)

Interest income net	122	(688)
Interest expense on the debt related to the royalty agreement	-	(13)
Foreign exchange gain (loss)	(95)	(161)
Other income (loss)	15	66

Income (loss) before income taxes	(6,473)	(7,597)
Income tax benefit (expense)	48	1,228
Net income (loss)	$(6,425)	$6,369)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.26)	$(0.25)
Diluted earnings (loss) per share	$(0.26)	$(0.25)

Weighted average number of shares outstanding (in thousands) :

Basic	25,157	25,465
Diluted	25,157	25,465

See notes to condensed consolidated financial statements

3

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Operations

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	Nine months ended September 30,
	2012	2013
Revenue:
License and research revenue	$5,874	$4,115
Product sales and services	7,494	6,803
Other revenues	5,423	5,347
Total revenue	18,791	16,264
Costs and expenses:
Cost of goods and services sold	(4,365)	(4,014)
Research and development	(19,953)	(22,513)
Selling, general and administrative	(11,203)	(8,122)
Fair value remeasurement of acquisition liabilities	3,963	(32,642)

Total	(31,558)	(67,291)

Profit (loss) from operations	(12,767)	(51,026)

Interest income net	413	(1,757)
Interest expense on the debt related to the royalty agreement	-	(2,028)
Foreign exchange gain (loss)	(72)	(170)
Other income (loss)	91	532

Income (loss) before income taxes	(12,335)	(54,450)
Income tax benefit (expense)	5	6,398
Net income (loss)	$(12,330)	$(48,052)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.49)	$(1.89)
Diluted earnings (loss) per share	$(0.49)	$(1.89)

Weighted average number of shares outstanding (in thousands) :

Basic	25,109	25,434
Diluted	25,109	25,434

See notes to condensed consolidated financial statements

4

Condensed Consolidated Statement of Comprehensive Income

(Unaudited)

(Amounts in thousands of dollars)

	Nine months Ended September 30,
	2012	2013
(In thousands)
Net Income (los)s	$(12,330)	$(48,052)
Other comprehensive income (loss):
Net foreign currency translation gain (loss)	(198)	289
Other comprehensive income (loss), net of tax	(198)	289
Comprehensive Income (loss)	$(12,528)	$(47,763)

5

Condensed Consolidated Balance Sheet

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	December 31, 2012	September 30, 2013
ASSETS

Current assets:
Cash and cash equivalents	$2,742	$7,807
Marketable securities	6,413	1,473
Accounts receivable	5,464	6,326
Inventory	1,520	2,892
Research and development tax credit receivable short term	6,632	11,500
Prepaid expenses and other current assets	2,314	2,933
Total current assets	25,085	32,932

Goodwill, net	18,491	18,490
Property and equipment, net	18,238	17,352
Intangible assets	41,589	41,094
Other assets:
Research and development tax credit receivable long term	13,725	6,491
Other long-term assets	183	156
Total other assets	$13,908	$6,647
Total assets	$117,311	$116,515

LIABILITIES

Current liabilities:
Current portion of long-term debt	3,351	20,365
Current portion of capital lease obligations	77	82
Accounts payable	3,596	4,115
Current portion of deferred revenue	614	1,001
Advances from customers	575	452
Accrued expenses	5,013	6,269
Other current liabilities	1,133	1,324
Total current liabilities	14,359	33,607

Long-term debt, less current portion	33,278	65,398

Capital lease obligations, less current portion	179	122
Deferred revenue, less current portion	181	136
Deferred tax liabilities	14,130	7,670
Other long-term liabilities	24,680	24,986
Total long-term liabilities	72,448	98,313

Commitments and contingencies:	-	-

Shareholders' equity:
Ordinary shares: 25,415,400 issued and outstanding at December 31, 2012 and 25,465,400 at September 30, 2013 (shares authorised 34,587,690) at nominal value of 0.122 euro	3,714	3,722
Additional paid-in capital	209,158	211,002
Accumulated deficit	(192,621)	(240,668)
Accumulated other comprehensive income (loss)	10,253	10,539
Total shareholders' equity	30,504	(15,405)
Total liabilities and shareholders' equity	$117,311	$116,515

6

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Nine months ended September 30,
	2012	2013

Cash flows from operating activities:
Net income (loss)	$(12,330)	$(48,052)
Depreciation of property and equipment	2,346	2,343
Loss (gain) on disposal of property, equipment and inventory	(36)	85
Gains on sales of marketable securities	(5)	-
Grants recognized in other income and income from operations	(769)	(502)
Remeasurement of acquisition liabilities and royalty agreement	(4,018)	34,669
Calculated Interest on amortized method	-	(985)
Stock compensation expense	2,344	1,456
Income tax		(6,455)
Increase (decrease) in cash from:
Accounts receivable	3,400	(748)
Inventory	316	(1,345)
Prepaid expenses and other current assets	353	(568)
Research and development tax credit receivable	(4,425)	2,814
Accounts payable	(505)	1,095
Deferred revenue	(2,953)	204
Accrued expenses	(451)	2,056
Other current liabilities	(51)	(70)
Other long-term assets and liabilities	(135)	345
Net cash provided by (used in) operating activities	(16,919)	(13,658)

Cash flows from investing activities:
Purchases of property and equipment	(805)	(766)
Proceeds from disposal of property and equipment	67	7
Purchase of marketable securities	(3,230)	(730)
Proceeds from sales of marketable securities	11,681	5,708
Cash transferred on acquisition	1,771	-
Net cash provided by (used in) investing activities	9,484	4,218

Cash flows from financing activities:
Proceeds from loan or conditional grants	6,668	14,407
Reimbursment of loan or conditional grants	(114)	(257)
Earnout payments for acquisition	-	(107)
Principal payments on capital lease obligations	(65)	(58)
Cash proceeds from issuance of ordinary shares and warrants	607	400
Net cash provided by (used in) financing activities	7,096	14,386

Effect of exchange rate changes on cash and cash equivalents	5	117

Net increase (decrease) in cash and cash equivalents	(334)	5,063

Cash and cash equivalents, beginning of period	3,456	2,742

Cash and cash equivalents, end of period	$3,122	$7,805

Supplemental disclosures of cash flow information:
Income tax paid	95	80
Interest paid	52	792

7

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)

(Amounts in thousands of dollars)

					Accumulated
					Other
			Additional		Comprehensive
	Ordinary Shares		Paid-in	Accumulated	Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2013	25,415,400	$3,714	$209,158	$(192,621)	$10,253	$30,504
Subscription of warrants			103			103
Issuance of ordinary shares on exercise of warrants	50,000	8	289			297
Stock-based compensation expense			1,456			1,456
Net loss				(48,052)		(48,052)
Other comprehensive income (loss)					286	286
Balance at September 30, 2013	25,465,400	3,722	211,006	(240,673)	10,539	(15,405)

8

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. SUMMARY OF SIGNIFICANT accounting policies

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited, condensed, consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (or US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2013. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiaries is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiaries whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity as Currency Translation Adjustments.

Other comprehensive income includes solely Currency translation Adjustments, thus no reclassifications out of accumulated other comprehensive income to the statements of operations are recognized.

2. REVENUES

2.1 License and research revenue

The Company recognized license and research revenues of $4,115,000 for the first nine months of 2013 compared to $5,874,000 for the nine month period ended September 30, 2012. Total research and development revenues amounted to $2,647,000 compared to $3,643,000 for the nine month period ended September 30, 2012 and licensing fees were recognized for a total of $1,468,000 for the first nine months of 2013 compared to $2,231,000 for the nine month period ended September 30, 2012.

The license and research revenues amounting to $4,115,000 relate to agreements with undisclosed partners.

9

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

2.2 Product sales and services.

The Company recognized product sales of $6,803,000 for the first nine months of 2013 primarily in connection with the supply agreement for the manufacture of Coreg CR microparticles with GSK compared to $7,493,000 for the nine month period ended September 30, 2012.

The Company launched Bloxiverz®, the first FDA-approved version of neostigmine sulfate during the third quarter of 2013. Product was sold into the wholesaler channel, which provides distribution services to the hospital community, over the course of the third quarter. However, the criteria for recognizing the revenue have not been met and revenue has been deferred as of September 30, 2013.

2.3 Other revenues.

The Company recognized other revenues of $5,347,000 for the nine month period ended September 30, 2013 compared to $5,423,000 for the nine month period ended September 30, 2012, which includes royalties from the License Agreement with GSK with respect to Coreg CR.

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. The research tax credit is considered as a grant and is deducted from operational expenses.

For the nine months period ended September 30, 2013, the credit amounted to $3,721,000 ($1,204,000 for the three-month period ended September 30, 2013) compared to $4,302,000 for the nine month period ended September 30, 2012 ($1,564,000 for the three-month period ended September 30, 2012).

4. SHAREHOLDERS' EQUITY

During the nine month period ended September 30, 2013, 50,000 shares were issued as a result of exercise of warrants.

5. STOCK COMPENSATION EXPENSE

During the three month period ending September 30, 2013, 180,000 warrants with a one year vesting period were subscribed for by directors.

ASC 718-10-S99-1 expresses the view that “the use of a simplified method is not allowed if the Company may have sufficient historical exercise data for some of its share options grants and therefore, accepts the use of simplified method for only some grants but not all share options grants”.

The Company decided to use the simplified method to estimate the expected term of the warrants subscribed for by directors. The Company considers that insufficient historical exercise data are available for warrants which are granted to a limited number of beneficiaries together with few exercises over the past years, in addition, the vesting schedule and contractual terms having been changed over time. Consequently, the Company believes that prior exercise patterns would not reflect accurately future exercises.

10

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The grant date fair value of the warrants subscribed is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions.

Three months ended September 30, 2013
Risk-free interest rate	0.47%
Dividend yield	-
Expected volatility	54%
Expected term	2.5 years
Forfeiture rate	-

Net income (loss) before and after stock-based compensation is as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands except per share data)	2012	2013	2012	2013

Net income (loss)	$(6,425)	$(6,369)	$(12,330)	$(48,052)

Net income (loss) per share
Basic	$(0.26)	$(0.25)	$(0.49)	$(1.89)
Diluted	$(0.26)	$(0.25)	$(0.49)	$(1.89)

Number of shares used for computing (weighted average)
Basic	25,157	25,465	25,109	25,434
Diluted	25,157	25,465	25,109	25,434

Stock-based compensation (ASC 718)
Cost of products and services sold	13	5	38	15
Research and development	298	184	835	555
Selling, general and administrative	542	307	1,471	885
Total	853	496	2,344	1,456

Net income (loss) before stock-based compensation	(5,572)	(5,873)	(9,986)	(46,595)

Net income (loss) before stock-based compensation per share
Basic	$(0.22)	$(0.23)	$(0.40)	$(1.83)
Diluted	$(0.22)	$(0.23)	$(0.40)	$(1.83)

11

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

6. LONG-TERM DEBT

Long-term debt comprises:

(In thousands of U.S. dollars)	December 31, 2012	September 30, 2013

Government loans for R&D projects (a)	4,696	4,545
Acquisition liability contingent consideration (b)	24,063	46,582
Acquisition liability note (b)	5,713	10,260
Acquisition liability warrant consideration (b)	2,157	7,457
Facility agreement (c)	-	12,291
Royalty agreement (c)	-	4,628
Total	36,629	85,763
Current portion	3,351	20,365
Long-term portion	33,278	65,398

(a) French government agencies provide financing to French companies for research and development. At December 31, 2012 and September 30, 2013, the Company had outstanding loans of $4,696,000 and $4,545,000, respectively for various programs. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. Potential repayment is scheduled to occur from 2013 through 2019.

(b) The Acquisition liability relates to the acquisition by the Company on March 13, 2012, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

•	a $12 million senior, secured six-year note that is guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat;
•	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”); and
•	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals launch products and to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million. The Company subsequently sold the Hycet® assets in November 2013. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

As of September, 2013, the fair value of the note was estimated using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The key assumptions are as follows: 20% discount rate, 100% probability of success. The note has no early redemption premium.

12

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The fair value of the warrants was determined by using a Black-Scholes option pricing model with the following assumptions:

	Three months ended September 30, 2012	Three months ended September 30, 2013
Share price	$4.09	$6.56
Risk-free interest rate	1.10%	1.39%
Dividend yield	-	-
Expected volatility	56.26%	49.50%
Expected term	5.5 years	4.5 years

Pursuant to guidance of ASC 815-40-15-7(i), the Company determined that the Warrants issued in March 2012 as consideration for the acquisition of Éclat could not be considered as being indexed to the Company’s own stock, on the basis that the exercise price for the warrants is determined in U.S. dollars, although the functional currency of the Company is the Euro. The Company determined that these warrants should be accounted as a debt instrument.

As of September 30, 2013, the deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat Pharmaceuticals products. A discount rate of 20% has been used, except for Hycet for which a discount rate of 13% has been retained.

(c) On February 4, 2013 the Company concluded a $15 million debt financing transaction (Facility Agreement) with Deerfield Management, a current shareholder. Subject to certain limitations, the Company may use the funds for working capital, including continued investment in its research and development projects.

Consideration received was as follows:

•	$12.4 million for a Facility agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The principal amount of the Loan must be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount of the Loan may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest is payable quarterly, on the first business day of each January, April, July and October.
•	$2.6 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The facility agreement is accounted for at amortized cost using an effective rate of 23%. The Company elected the fair value option for the measurement of the royalty liability.

The facility and royalty agreements are secured by the intellectual property and regulatory rights related to certain ‘Éclat’ Products and certain receivables and the Company has agreed to pledge certain physical assets.

13

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Total future payments on long-term debt for the next five years ending December 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	September 30, 2013

2013	3,471
2014	22,525
2015	31,480
2016	24,187
2017	17,578

99,241

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2012 and September 30 2013, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

The company calculates fair value for its marketable securities based on quoted market prices for identical assets and liabilities which represents Level 1 of ASC 820-10 fair value hierarchy.

At December 31, 2012 and September 30, 2013 the fair value of long-term debt and long term receivables was comparable with their carrying values.

The following table presents information about the Company securities based on quoted market prices for identical assets and liabilities for September 30, 2013 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	Net Carrying Value as of September 30,	Fair Value Measured and Recorded Using			Operational Gain (losses) recognized in	Financial Gain (losses) recognized in
(in thousands)	2013	Level 1	Level 2	Level 3	earnings	earnings	Total
Assets
Cash and cash equivalent	7,807	7,807	-	-	-	-	-
Marketable securities	1,473	1,473	-	-	-	-	-
Liabilities
Acquisition liability contingent consideration (a)	46,582	-	-	46,582	(22,794)	-	(22,794)
Acquisition liability note (b)	10,260	-	-	10,260	(4,548)	-	(4,548)
Acquisition liability warrant consideration (c)	7,457	-	-	7,457	(5,300)	-	(5,300)
Royalty Agreement (d)	4,629			4,629	(2,028)	-	(2,028)

The fair value of the financial instruments in connection with the acquisition of Éclat (see note 6 Long-Term Debt) are estimated as follows:

(a) Acquisition liability contingent consideration: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual gross profit of each of the products which formed the project portfolio at the time of acquisition of Éclat Pharmaceuticals (Note 6 Long Term Debt).

14

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The fair value of the contingent consideration will change over time in accordance with the changes in market conditions and thus business plan projections as the relate to market size, market share, product pricing, competitive landscape, gross profit margins expected for each of the products.

(b) Acquisition liability Note: the Company uses a probability-weighted discounted cash flow model (see note 6 Long Term Debt).

(c) Acquisition liability warrant consideration: the Company uses a Black-Scholes option pricing model. The fair value of the warrant consideration will change over time depending on the volatility and share price at balance sheet date (see note 6 Long Term Debt).

(d) Royalty Agreement: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals (Note 6 Long Term Debt). The discount rate is 20%.

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs:

Acquisition
Liabilities
Liability recorded upon acquisition	$(50,927)
Operational gain (loss) recognized in earnings for fiscal year 2012	$18,993
Net carrying value at January 1, 2013	$(31,934)
Operational gain (loss) recognized in earnings for nine months to September 30, 2013	$(32,642)
Payment Hycet (reimbursment)	$276
Net carrying value at September 30, 2013	$(64,300)

Royalty
Agreement
Liability recorded upon execution of Agreeement	$(2,600)
interest expense recognized in earnings for nine months to September 30, 2013	$(2,028)
Net carrying value at September 30, 2013	$(4,629)

The acquisition liabilities, consisting of the note, warrants and deferred consideration, and Royalty agreement all of which are classified as long-term debt, are measured at fair value and the income or expense may change significantly as assumptions regarding the valuations and probability of successful development and approval of products in development vary.

15

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

8. Post Balance Sheet Events

As of December 3, 2013, our U.S. subsidiaries, Flamel US Holdings Inc., Flamel Technologies, Inc., Éclat Pharmaceuticals, LLC and Talec Pharma LLC (each a “Borrower” and collectively, the “Borrowers”), entered into a Facility Agreement (the “Facility”) with Broadfin Healthcare Master Fund, Ltd. (“Broadfin”) providing for loans by Broadfin in an aggregate amount not to exceed $15.0 million.

Under the terms of the Facility, upon closing Broadfin made an initial loan of $5.0 million and the Borrowers may request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions.

Interest will accrue on loans under the Facility at a rate of 12.5% per annum, payable quarterly in arrears, commencing on January 1, 2014, and on the first business day of each April, July, October and January thereafter.

The loans under the Facility are secured by a first priority security interest in intellectual property associated with the Company's Medusa technology and a junior lien on substantially all of the assets of the Borrowers, which were previously pledged in connection with the Deerfield Facility Agreement,, the associated royalty agreement and the note purchase agreement entered into by the Company in connection with its acquisition of Éclat (the “Éclat Note Purchase Agreement”). In addition, the Company agreed to grant a junior lien on certain equipment located in France, if such equipment is pledged under the Deerfield Facility Agreement and/or the Éclat Note Purchase Agreement.

In connection with entering into the Facility, Éclat Pharmaceuticals, LLC also entered into a Royalty Agreement with Broadfin, dated as of December 3, 2013 (the “Royalty Agreement”). Pursuant to the Royalty Agreement, the Company is required to pay a royalty of 0.834% on the net sales of certain products sold by Éclat Pharmaceuticals, LLC and any of its affiliates until December 31, 2024. The amount of the royalty payable under the Royalty Agreement will increase by 0.583% for each additional loan made under the Facility, if any, up to a maximum royalty amount of 2.0%.

Concurrent with entering into the Facility, the Borrowers also amended the terms of the Deerfield Facility Agreement and the Éclat Note Purchase Agreement to, among other things, permit the indebtedness and liens under the Facility and to grant a junior lien to the respective lenders on the Medusa Technology. The amendment to the Éclat Note Purchase Agreement also eliminates, effective as of December 31, 2014, the thresholds that must be reached before repayment is required on the note issued pursuant to the Éclat Note Purchase Agreement.

16

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project,’ ‘will,’ ‘continue’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

Factors that could cause actual results to differ from expectations include, among others,

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly.

•	although products that incorporate our drug delivery technologies and development products acquired through our acquisition of Éclat Pharmaceuticals, LLC, or Éclat, may appear promising at their early stages of development and in clinical trials, none of these potential technologies or products may reach the commercial market for any number of reasons.

•	our focusing on (i) the development and licensing of five versatile, proprietary drug delivery platforms, (ii) the development of novel, high-value products based on our drug delivery platforms and (iii) as a result of our acquisition of Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S., rather than primarily on collaborative agreements with pharmaceutical and biotechnology companies, may not be successful.

•	revenues from our drug delivery business depend primarily on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery platforms.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

•	we must comply with various covenants and obligations under certain of our loan agreements and our failure to do so could adversely affect our ability to operate our business, develop our product portfolio or pursue certain opportunities.

•	we depend upon a single site to manufacture our drug delivery products, and any interruption of operations could have a material adverse effect on our business..

•	we depend upon a limited number of suppliers for certain raw materials used in our products, and any failure to deliver sufficient quantities of supplies could interrupt our production process and could have a material adverse effect on our business.

•	if our competitors develop and market technologies or products that are more effective or safer than ours, or obtain regulatory approval and market such technologies or products before we do, our commercial opportunity will be diminished or eliminated.

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•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery platforms and drug products could become obsolete or noncompetitive.

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage.

•	even if we and our partners obtain necessary regulatory approvals, our products and platforms may not gain market acceptance.

•	our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of intellectual property and may adversely affect the commercial success of our products.

•	third parties have claimed, and may claim in the future, that our platforms, or the products in which they are used, or our products infringe on their rights and we may incur significant costs resolving these claims or may not be able to resolve.

•	we can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

•	healthcare reform and restrictions on reimbursements may limit our financial returns.

•	fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may clause fluctuations in our financial results.

•	products that incorporate our drug delivery platforms and Éclat development products in are subject to regulatory approval. If such approvals are not obtained, or are delayed, our revenues may be adversely affected.

•	we are subject to U.S. federal and state laws prohibiting “kickbacks” and false claims that, if violated, could subject us to substantial penalties, and any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, causing harm to our business.

•	companies to which we have licensed our technologies are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet these regulatory requirements could adversely affect our business.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our technologies.

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

•	we may fail to realize the anticipated benefits expected from the acquisition of Éclat and its portfolio of pipeline products.

•	if we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner.

•	those risks set forth under the heading “risk factors” in our form20-F for the fiscal year ended December 31, 2012 and in other filings we make from time to time with the Securities and Exchange Commission.

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Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward looking statements.

RESULTS OF OPERATIONS

For the nine months ended September 30, 2013, Flamel reported total revenues of $16.3 million compared to $18.8 million of revenues reported for the first nine months of 2012.

License and research revenues for the nine months ended September 30, 2013 were $4.1 million compared to $5.9 million for the first nine months of 2012.

Product sales and services, totaled $6.8 million for the nine months ended September 30, 2013, compared to $7.5 million (which included €650,000 (or $852,000) of amortization in connection with the new supply agreement signed with GSK in 2011) for the nine months ended September 30, 2012

Other revenues were $5.3 million for the nine months ended September 30, 2013 compared to $5.4 million for the first nine months of 2012. These revenues are derived primarily from the royalty on sales of Coreg CR.

Operating expenses increased to $67.3 million during the nine months September 30, 2013 from $31.6 million for the nine months ended September 30, 2012, and includes a $32.6 million non-cash expense based on fair-value measurement of certain liabilities associated with the acquisition of Éclat Pharmaceuticals as of September 30, 2013 compared with a $4.0 million non-cash income for the nine months ended September 30, 2012.

Costs of goods and services sold were $4.0 million in the nine months ended September 30, 2013 compared to $4.4 million for the nine months ended September 30, 2012.

Research and development expenditures were $22.5 million in the nine months ended September 30, 2013 compared to $20.0 million in the nine months ended September 30, 2012. Research and development expenditures in the 2013 period include $2.0 million associated with a filing fee for the second new drug application filed with the FDA over the period.

Selling, general and administrative expenses decreased from $11.2 million in the nine months ended September 30, 2012 to $8.1 million in the nine months ended September 30, 2013. This decrease is due to legal and advisory expenses incurred on the acquisition of Éclat Pharmaceuticals as well as severance costs in the nine months ended September 30, 2012.

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Net loss for the nine months ended September 30, 2013 was $(48.1) million, compared to a net loss of $(12.3) million in the nine months ended September 30, 2012. Net loss per share (basic) for the nine months ended September 30, 2013was $(1.89), compared to a net loss per share in the year-ago period of $(0.49). Net loss and loss per share (basic and diluted) for the first nine months of 2013 include an impact of $(32.0) million and $(1.26), respectively, related to fair value remeasurements net of tax effect, compared with a $4.1 million and $0.17 impact, respectively for the nine months ended September 30, 2012.

LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2013, the Company had $9.3 million in cash, cash equivalents and marketable securities, compared to $9.2 million on December 31, 2012. The stability includes an increase in funding from the $15 million financing received in February 4, 2013 offset by the use of cash and cash equivalents to fund operations and on-going research and development activities. As described above, in December 2013 we entered into a new loan facility to further support our operations. In recent years, we have financed our operations and research and development efforts primarily through license and research revenues, milestone payments and royalties from our collaborative partners.

On February 4, 2013 the Company concluded a $15 million debt financing transaction (“Deerfield Facility Agreement”) with Deerfield Management, a current shareholder. Subject to certain limitations, the Company may use the funds for working capital, including continued investment in its research and development projects.

Consideration received was as follows:

•	$12.4 million for the Deerfield Facility Agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The principal amount of the loan must be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount outstanding under the Deerfield Facility Agreement may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest will be paid quarterly, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter.
•	$2.6 million for a royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The above commitments are secured by the intellectual property and regulatory rights related to certain ‘Éclat’ Products and certain receivables and the Company has agreed to pledge certain physical assets.

As of December 3, 2013, our U.S. subsidiaries, Flamel US Holdings Inc., Flamel Technologies, Inc., Éclat Pharmaceuticals, LLC and Talec Pharma LLC (each a “Borrower” and collectively, the “Borrowers”), entered into a Facility Agreement (the “Facility”) with Broadfin Healthcare Master Fund, Ltd. (“Broadfin”) providing for loans by Broadfin in an aggregate amount not to exceed $15.0 million.

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Under the terms of the Facility, upon closing Broadfin made an initial loan of $5.0 million and the Borrowers may request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions.

Interest will accrue on loans under the Facility at a rate of 12.5% per annum, payable quarterly in arrears, commencing on January 1, 2014, and on the first business day of each April, July, October and January thereafter.

The loans under the Facility are secured by a first priority security interest in intellectual property associated with the Company's Medusa technology and a junior lien on substantially all of the assets of the Borrowers, which were previously pledged in connection with the Deerfield Facility Agreement,, the associated royalty agreement and the note purchase agreement entered into by the Company in connection with its acquisition of Éclat (the “Éclat Note Purchase Agreement”). In addition, the Company agreed to grant a junior lien on certain equipment located in France, if such equipment is pledged under the Deerfield Facility Agreement and/or the Éclat Note Purchase Agreement.

In connection with entering into the Facility, Éclat Pharmaceuticals, LLC also entered into a Royalty Agreement with Broadfin, dated as of December 3, 2013 (the “Royalty Agreement”). Pursuant to the Royalty Agreement, the Company is required to pay a royalty of 0.834% on the net sales of certain products sold by Éclat Pharmaceuticals, LLC and any of its affiliates until December 31, 2024. The amount of the royalty payable under the Royalty Agreement will increase by 0.583% for each additional loan made under the Facility, if any, up to a maximum royalty amount of 2.0%.

Concurrent with entering into the Facility, the Borrowers also amended the terms of the Deerfield Facility Agreement and the Éclat Note Purchase Agreement to, among other things, permit the indebtedness and liens under the Facility and to grant a junior lien to the respective lenders on the Medusa Technology. The amendment to the Éclat Note Purchase Agreement also eliminates, effective as of December 31, 2014, the thresholds that must be reached before repayment is required on the note issued pursuant to the Éclat Note Purchase Agreement.

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

INCORPORATION BY REFERENCE

As provided in the Company’s Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on September 18, 2012, this report is being incorporated by reference into such registration statement.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: Wednesday January 15, 2014	/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer

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